December 11, 2012	Nathan Briggs
(202) 626-3909
(202) 383-9308
Nathan.Briggs@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Dynamic Credit Income Fund (File Nos. 333-184290, 811-22758)

Ladies and Gentleman:

We are filing today via EDGAR, on behalf of PIMCO Dynamic Credit Income Fund (the “Fund”), Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (File Nos. 333-184290, 811-22758) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).

This Amendment is being filed for the purposes of responding to comments from the Staff of the Securities and Exchange Commission and to make certain other changes. A copy of the prospectus filed as part of the Amendment, marked to show changes from the prospectus previously filed, will be provided supplementally for your convenience.

No fees are required in connection with this filing. Please direct any questions or comments regarding this filing to me at (202) 626-3909 or to David C. Sullivan at (617) 951-7362.

Sincerely,

/s/ Nathan Briggs

Nathan Briggs

cc:	Brian S. Shlissel

Wayne Miao, Esq.

Joshua Ratner, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Robert S. Shapiro, Esq.